Amendment No. 4 to Schedule 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

THORNBURG MORTGAGE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

885218800

(CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue, 35th Floor

New York, New York 10022

Telephone:  (212) 230-9487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Amendment No. 4 to Schedule 13D

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MP TMA L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,390,043 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,390,043 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,390,043 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.9% (See Item 5)

14.	Type of Reporting Person PN

Amendment No. 4 to Schedule 13D

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MP TMA (CAYMAN) L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 1,903,364 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,903,364 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,903,364 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.8% (See Item 5)

14.	Type of Reporting Person PN

Amendment No. 4 to Schedule 13D

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Global Opportunities Partners III L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,390,043 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,390,043 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,390,043 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.9% (See Item 5)

14.	Type of Reporting Person PN

Amendment No. 4 to Schedule 13D

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Global Opportunities Partners (Cayman) III L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,903,364 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,903,364 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,903,364 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.8% (See Item 5)

14.	Type of Reporting Person PN

Amendment No. 4 to Schedule 13D

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Global Partners III LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,293,407 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,293,407 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,293,407 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.7% (See Item 5)

14.	Type of Reporting Person HC

Amendment No. 4 to Schedule 13D

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Global Advisers LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,293,407 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,293,407 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,293,407 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.7% (See Item 5)

14.	Type of Reporting Person IA

Amendment No. 4 to Schedule 13D

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,293,407 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,293,407 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,293,407 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.7% (See Item 5)

14.	Type of Reporting Person HC

Amendment No. 4 to Schedule 13D

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,293,407 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,293,407 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,293,407 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.7% (See Item 5)

14.	Type of Reporting Person HC

Amendment No. 4 to Schedule 13D

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
David J. Matlin

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,293,407 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,293,407 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,293,407 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.7% (See Item 5)

14.	Type of Reporting Person IN

Amendment No. 4 to Schedule 13D

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
Mark R. Patterson

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,293,407 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,293,407 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,293,407 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.7% (See Item 5)

14.	Type of Reporting Person IN

Amendment No. 4 to Schedule 13D

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D supplements and amends the Statement on Schedule 13D of (i) MP TMA L.P. (formerly MP TMA LLC) (“MP TMA”), (ii) MP TMA (Cayman) L.P. (formerly MP TMA (Cayman) LLC) (“MP TMA (Cayman)”), (iii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), (iv) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)”) and, together with Matlin Partners (Delaware), the “Matlin Partners”), (v) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), (vi) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), (vii) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), (viii) MatlinPatterson LLC (“MatlinPatterson”), (ix) David J. Matlin and (x) Mark R. Patterson originally filed on April 9, 2008, as amended by Amendment No. 1 filed on April 18, 2008, Amendment No. 2 filed on April 24, 2008 and Amendment No. 3 filed on November 3, 2008 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Thornburg Mortgage, Inc. (the “Issuer”).  On July 8, 2008, MP TMA LLC and MP TMA (Cayman) LLC (the entities which were reported as the direct owners of the Common Stock in prior filings of MatlinPatterson under Sections 13 and 16 of the Securities Exchange Act of 1934) were converted from limited liability companies into limited partnerships.  In connection therewith, MP TMA LLC and MP TMA (Cayman) LLC were renamed as MP TMA L.P. and MP TMA (Cayman) L.P., respectively.  Accordingly, “MP TMA” shall refer to MP TMA LLC when used in connection with events occurring prior to such conversion and shall refer to MP TMA L.P. when used in connection with events occurring after such conversion.  Similarly, “MP TMA (Cayman)” shall refer to MP TMA (Cayman) LLC when used in connection with events occurring prior to such conversion and shall refer to MP TMA (Cayman) L.P. when used in connection with events occurring after such conversion.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The funds used to pay the exercise price of the warrants were provided by the Matlin Partners from capital commitments made by their partners.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

 (a)-(b)  On September 26, 2008, the Issuer effected a one-for-ten reverse split of its Common Stock (the “Reverse Stock Split”).  Unless otherwise noted, all amounts in respect of the Common Stock and Warrants in Items 7 through 13 of each of the cover pages hereto, and this Item 5, have been adjusted to reflect such Reverse Stock Split.

Amendment No. 4 to Schedule 13D

As set forth in Item 4, on March 31, 2008, the Issuer issued Warrants exercisable for 16,860,705 shares of Common Stock (the “Initial Warrants”) and placed into escrow Warrants exercisable for 2,932,336 shares of Common Stock (the “Escrowed Warrants”).  The Reporting Persons collectively initially acquired Initial Warrants exercisable for 6,964,185 of the 16,860,705 shares of Common Stock subject to such Initial Warrants.  The Reporting Persons exercised the Initial Warrants exercisable for such 6,964,185 shares on April 15, 2008 for an aggregate exercise price of $696,418.35 and received 6,964,185 shares of Common Stock.

On October 1, 2008, due to the Triggering Event failing to occur on or prior to the extended deadline of September 30, 2008, the $188.6 million of funds that remained in the escrow account as of September 30, 2008 was released to the Escrow Subscribers.  On October 1, 2008, in connection with the release of the Escrowed Funds to the Escrow Subscribers pursuant to the terms of the Purchase Agreement, the holders of the Notes became entitled to receive Escrowed Warrants exercisable for 3,155,985 shares of Common Stock (as adjusted for anti-dilution protection for the issuance of 2,954,422 shares of Common Stock to certain of the holders of Notes on October 1, 2008), which were released to such holders on October 27, 2008 on a pro rata basis (based on the aggregate principal amount of Notes outstanding as of September 30, 2008).  Although neither MP TMA nor MP TMA (Cayman) was a subscriber to the Escrow Funds, pursuant to the Purchase Agreement, each of MP TMA and MP TMA (Cayman) became entitled to receive its pro rata portion of the Escrowed Warrants upon the termination of the Escrow Agreement.

After taking into account all anti-dilution adjustments subsequent to October 1, 2008, MP TMA and MP TMA (Cayman) received 1,024,161 and 305,061 shares of Common Stock, respectively, upon the exercise of their Escrowed Warrants on November 19, 2008.  The Escrowed Warrants were exercised at $0.01 per share of Common Stock received for an aggregate purchase price of $10,241.61 paid by MP TMA and $3,050.61 paid by MP TMA (Cayman) for the underlying shares of Common Stock.

Based on information provided by the Issuer, 49,620,036 shares of Common Stock (including the shares issued to MP TMA and MP TMA (Cayman) after the exercise of their Escrowed Warrants) were outstanding as of November 19, 2008.  As of November 19, 2008, after only giving effect to exercise of the Escrowed Warrants of MP TMA and MP TMA (Cayman) but not to exercises of any other Warrants, the Reporting Persons beneficially owned 16.7% of the shares of Common Stock then outstanding. Assuming that all of the other Warrants outstanding on November 19, 2008 were exercised, the Reporting Persons would beneficially own 16.6% of the shares of Common Stock then outstanding.

On November 19, 2008, the exchange offer and consent solicitation (the “Exchange Offer and Consent Solicitation”) by the Issuer in respect of the outstanding shares of its preferred stock expired and the Issuer accepted all validly tendered shares of preferred stock for exchange. In exchange for the validly tendered shares of preferred stock, on November 21, 2008, the Issuer issued 126,260,109 shares of Common Stock to the tendering holders. Neither MP TMA nor MP TMA (Cayman) participated in the Exchange Offer and Consent Solicitation. As a result, as of November 19, 2008, after only giving effect to the exercise of the Escrowed Warrants of MP TMA and MP TMA (Cayman) but not to exercises of any other Warrants, the Reporting Persons beneficially owned 4.7% of the outstanding shares of Common Stock and ceased to be 5% owners of the Common Stock.

Amendment No. 4 to Schedule 13D

Matlin Partners (Delaware) holds 100 percent of the ownership interests in MP TMA and Matlin Global Partners is the general partner of MP TMA. Matlin Partners (Cayman) holds 100 percent of the ownership interests in MP TMA (Cayman) and Matlin Global Partners is the general partner of MP TMA (Cayman). Matlin Global Partners is also the general partner of each of Matlin Partners (Delaware) and Matlin Partners (Cayman). Matlin Global Partners, as the general partner of each of the Matlin Partners, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Matlin Advisers, as the Investment Adviser of the Matlin Partners, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Matlin Asset Management holds 100 percent of the voting interest in and equity of Matlin Advisers and holds 100 percent of the voting interest in Matlin Global Partners.  MatlinPatterson holds 100 percent of the equity of Matlin Asset Management.  Each of Matlin Asset Management, as the sole member of each of Matlin Advisers and Matlin Global Partners, MatlinPatterson, as the sole member of Matlin Asset Management, and Messrs. Matlin and Patterson (each of whom is a holder of 50 percent of the membership interests in MatlinPatterson), has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Effective April 22, 2008, David J. Matlin and Mark R. Patterson were elected as members of the board of directors of the Issuer pursuant to the right granted to the Reporting Persons in connection with the Financing Transaction to designate up to three directors to the board of directors of the Issuer if it meets certain ownership requirements. Subsequently, David J. Matlin and Mark R. Patterson were elected to the board of directors for three year terms at the Issuer's 2008 annual meeting. The Reporting Persons retain the right to designate a third director at any time during which they meets the relevant ownership requirement.  As a result, each of the Matlin Partners, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Messrs. Matlin and Patterson may be deemed to beneficially own the shares of Common Stock directly owned by MP TMA and MP TMA (Cayman).  The filing of this Schedule 13D shall not be construed as an admission that any of the Matlin Partners, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson or Messrs. Matlin and Patterson are the beneficial owner of any securities covered by this statement.

(c) Except as disclosed in the Schedule 13D and this Amendment No. 4, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(d)  Not applicable

(e)  See response to (a)-(b) above.

The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it or he is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

The information set forth or incorporated by reference into Items 2 and 4 is hereby incorporated by reference herein.

Amendment No. 4 to Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 1, 2008

Signatures:	MP TMA L.P. By: MATLINPATTERSON GLOBAL PARTNERS III LLC, its General Partner By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person

MP TMA (CAYMAN) L.P. By: MATLINPATTERSON GLOBAL PARTNERS III LLC, its General Partner By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:  MATLINPATTERSON GLOBAL ADVISERS LLC, its
       Investment Adviser

By:

/s/ Robert H. Weiss______________________
            Name:  Robert H. Weiss
            Title:  Authorized Person

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P.

By:  MATLINPATTERSON GLOBAL ADVISERS LLC, its
       Investment Adviser

By:

/s/ Robert H. Weiss______________________
           Name:  Robert H. Weiss
           Title:  Authorized Person

Amendment No. 4 to Schedule 13D

MATLINPATTERSON GLOBAL PARTNERS III LLC By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person

MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Chief Executive Officer Name: Robert H. Weiss Title: attorney-in-fact

MATLINPATTERSON ASSET MANAGEMENT LLC By: MATLINPATTERSON LLC, its Manager By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Member Name: Robert H. Weiss Title: attorney-in-fact

MATLINPATTERSON LLC By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Member Name: Robert H. Weiss Title: attorney-in-fact

DAVID J. MATLIN By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin Name: Robert H. Weiss Title: attorney-in-fact

MARK R. PATTERSON By: /s/ Robert H. Weiss, as attorney-in-fact for Mark R. Patterson Name: Robert H. Weiss Title: attorney-in-fact